Exhibit 99.1

NEWS RELEASE
Stock Symbols: PGF - TSX

PGH - NYSE

PENGROWTH ANNOUNCES RELEASE DATE FOR ITS 2015 THIRD QUARTER RESULTS, CONFERENCE CALL AND WEBCAST DETAILS

(Calgary, October 28, 2015) - Pengrowth Energy Corporation plans to release its 2015 third quarter results on Tuesday, November 3, 2015, following the close of equity markets. A conference call and listen only audio webcast will be held on the following morning, Wednesday, November 4, 2015, beginning at 6:00 AM Mountain Time (MT), during which management will review Pengrowth's results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:
Toll free: (866) 225-0198 or Toronto local (416) 340-2216
Live listen only audio webcast: http://www.gowebcasting.com/7047

 A telephone replay will be available through to midnight Eastern Time on November 10, 2015 by dialing (800) 408-3053 and entering passcode number 5731735.

A replay of the audio webcast will also be available on the Pengrowth website at www.pengrowth.com

About Pengrowth:
Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

 Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com